Delisting Determination,The Nasdaq Stock Market, LLC, November 10, 2011, PositiveID Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of PositiveID Corporation
(the Company), effective at the opening of the trading session on November 21, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(2) and 5550(b)(1). The Company was notified of the Staffs determination on March 15, 2011 and March 30, 2011. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated May 27, 2011, and again on August 11, 2011, granting the Company continued listing pursuant to an exception through September 26, 2011, by which date the Company was required to regain compliance with Listing Rules 5550(a)(2) and 5550(b)(1). However, the Company subsequently informed the Panel that it could not regain compliance by that date. On August 31, 2011, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on September 2, 2011.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on October 17, 2011.